FORM U-7D

                        CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Initial Filing*                                                  File No. ______


     The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

1.   Lessee public-utility company:       Tri-State Generation and Transmission
                                          Association, Inc. ("Tri-State"), as a
                                          result of the assignment and transfer
                                          on and as of April 15, 1992 by
                                          Colorado-Ute Electric Association,
                                          Inc. (at the time a debtor in
                                          bankruptcy; "Colorado-Ute"), of all of
                                          its right, title and interest in and
                                          to the lease.

      Address:                            P.O. Box 33695
                                          12076 Grant Street
                                          Denver, Colorado 80233

2.    Date of Execution of Lease:         September 6, 1984. Tri-State assumed
                                          the obligations of Colorado-Ute, as
                                          lessee, and acquired the leasehold
                                          interest under the lease on April 15,
                                          1992.

2a.   Expected date facility will be      The facility was placed in service
      placed in service:                  on August 15, 1984.

3.    Regulatory authorities which        (A) with regard to Colorado-Ute's
      have acted on transaction:          lease of the facility, Colorado Public
                                          Utilities Commission and Rural
                                          Electrification Administration of the
                                          United States Department of
                                          Agriculture ("REA"); (B) with regard
                                          to the assignment and transfer by
                                          Colorado-Ute of all of its right,
                                          title and interest in and to the lease
                                          to Tri-State, Colorado Public
                                          Utilities Commission, Public Service
                                          Commission of Wyoming and REA.

       Dates of orders:                   (A) with regard to Colorado-Ute's
                                          lease of the facility, July 20, 1984
                                          and September 6, 1984, respectively;
                                          (B) with regard to the assignment and
                                          transfer by Colorado-Ute of all of its
                                          right, title and interest in and to
                                          the lease to Tri-State, December 12,
                                          1991, December 17, 1991 and April 15,
                                          1992, respectively.

4.     Initial term of lease:             An interim term from September 6, 1984
                                          until July 1, 1985, followed by a
                                          basic term of thirty-three years.

____________________
* This is the initial filing by the current holder of the beneficial interest in the leased facility, IEA-TRI, LLC. Previous filings with respect to this transaction were made under File No. 32-433.

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4a.    Renewal options:                   The lessee may renew the lease for an
                                          unlimited number of fair market rental
                                          value renewal terms commencing on the
                                          last day of the initial lease term or
                                          any renewal term and extending for one
                                          year or any integral multiple thereof
                                          up to five years.

5.     Brief description of facility:     An eight percent undivided interest in
                                          (i) Craig Station Unit No. 3, a 408 MW
                                          coal-fired steam generating unit
                                          located in Moffat County, Colorado
                                          ("Unit 3") and (ii) (A) a 71.1%
                                          ownership interest in certain common
                                          facilities used in connection with
                                          Unit 3 and two other generating units
                                          ("Units 1 and 2") also located at
                                          Craig Station and (B) a 52.67%
                                          ownership interest in certain other
                                          common facilities used in connection
                                          with Unit 3 and Units 1 and 2. Unit 3
                                          is the third generating unit at the
                                          Craig Station and, in addition to the
                                          new common facilities described in
                                          clause (ii) of the preceding sentence,
                                          will use certain other common
                                          facilities previously used in
                                          connection with Units 1 and 2.
                                          Tri-State is also a co-owner and
                                          operating agent of Units 1 and 2.

6.     Manufacturer or supplier:          General Electric manufactured and
                                          supervised the installation of the
                                          turbine-generator. Babcock & Wilcox
                                          manufactured and installed the boiler.
                                          Colorado-Ute was the construction
                                          manager. Stanley Consultants Inc. was
                                          the Project Engineering firm. Numerous
                                          subcontractors and manufacturers were
                                          involved in the construction of the
                                          facility.

7.     Cost of facility:                  Approximately $41,649,284.26.

8.     Basic Rent, Initial term:          The aggregate basic rent during the
                                          initial term will be approximately
                                          $87,814,176.43, including actual
                                          amounts paid from September 6, 1984
                                          through July 1, 2002 and assuming the
                                          interest rate on the outstanding
                                          series of notes issued by lessor
                                          remains 5.00% per annum, throughout
                                          the remainder of the initial lease
                                          term. Basic rent payable for any
                                          period varies depending on the
                                          interest rate payable at the time on
                                          such notes.

8a.    Periodic installment:              Amount: Assuming the interest rate on
                                          the outstanding series of notes issued
                                          by lessor remains 5.00% per annum
                                          throughout the initial lease term, the
                                          aggregate periodic installments will
                                          be approximately as follows:

       Date                   Amount                Date            Amount
       ----                   ------                ----            ------
       7/1/1992            $2,189,004.69            1/1/2006     $1,983,048.38
       1/1/1993             2,689,788.94            7/1/2006        867,800.00
       7/1/1993               794,581.30            1/1/2007      1,945,948.38
       1/1/1994             2,767,668.27            7/1/2007        904,900.00
       7/1/1994               716,701.97            1/1/2008        926,100.00
       1/1/1995             2,839,289.11            7/1/2008        942,300.00
       7/1/1995               645,081.13            1/1/2009        961,600.00
       1/1/1996             2,924,503.29            7/1/2009        983,900.00
       7/1/1996               559,866.95            1/1/2010      1,009,100.00
       1/1/1997             3,024,053.66            7/1/2010      1,029,100.00
       7/1/1997               460,316.58            1/1/2011      1,583,804.66
       1/1/1998             3,129,778.85            7/1/2011              0.00
       7/1/1998               354,591.39            1/1/2012      1,583,804.66
       1/1/1999             2,650,704.63            7/1/2012              0.00
       7/1/1999               264,652.83            1/1/2013      1,583,804.66
       1/1/2000             2,646,848.38            7/1/2013              0.00
       7/1/2000               204,000.00            1/1/2014      1,583,804.66
       1/1/2001             2,646,848.38            7/1/2014              0.00
       7/1/2001               204,000.00            1/1/2015      1,583,804.66
       1/1/2002             2,646,848.38            7/1/2015              0.00
       7/1/2002               204,000.00            1/1/2016      1,583,804.66
       1/1/2003             2,646,848.38            7/1/2016              0.00
       7/1/2003               204,000.00            1/1/2017      1,583,804.66
       1/1/2004             2,646,848.38            7/1/2017              0.00
       7/1/2004               204,000.00            1/1/2018      1,254,759.48
       1/1/2005             2,646,848.38            7/1/2018        329,045.18
       7/1/2005               204,000.00

       Period:                            Semi-annually.

9.     Holder of legal title to facility: The Bank of New York (f/k/a United
                                          States Trust Company of New York)

       Address:                           114 West 47th Street
                                          New York, New York 10036

10.    Holder of beneficial interest:     IEA-TRI, LLC is the sole beneficiary
                                          of the Trust.

       Address:                           c/o Christiana Bank
                                          1314 King Street
                                          P.O. Box 957
                                          Wilmington, DE  19899-0957

11.    If all or part of the financing is
       supplied by loan on which only
       principal and interest is payable,
       state:

       Amount borrowed:                   The outstanding debt consists of an
                                          assumption by lessor of its share (8%)
                                          of Colorado-Ute's obligations to
                                          Moffat County, Colorado in respect of
                                          $102,000,000 in principal amount of
                                          tax-exempt Weekly Adjustable/Fixed
                                          Rate Pollution Control Revenue
                                          Refunding Bonds issued by Moffat
                                          County, Colorado on August 9, 1984.
                                          Lessor's obligations in connection
                                          with the pollution control bonds are
                                          evidenced by a note (the "Series 1
                                          Note") payable to Moffat County,
                                          Colorado and also by a second note
                                          (the "Series 4 Note") payable to
                                          National Rural Utilities Cooperative
                                          Finance Corporation ("CFC") as the
                                          guarantor of the pollution control
                                          bonds only in the event that payment
                                          is made under such guaranty. The
                                          original principal amount of the
                                          Series 1 Note is $8,160,000.00. For
                                          purposes of calculating rent, the
                                          interest rate on the Series 1 Note is
                                          assumed to be 5.00% per annum. In
                                          fact, the interest rate on the Series
                                          1 Note (which in all cases will equal
                                          the interest rate on the pollution
                                          control bonds issued by Moffat County,
                                          Colorado) is initially a floating rate
                                          based upon an index of the interest
                                          rates on tax-exempt bonds bearing
                                          similar terms as the pollution control
                                          bonds, but may be fixed in the future.
                                          The Series 4 Note initially has no
                                          principal balance as it is payable
                                          only with respect to amounts CFC may
                                          be required to pay from time to time
                                          under a guaranty it has provided for
                                          the pollution control bonds. Lessor,
                                          as a result of a refinancing
                                          consummated on April 15, 1992,
                                          obtained a loan from National Bank for
                                          Cooperatives ("CoBank") in the amount
                                          of $16,678,200.00. Lessor's
                                          obligations to CoBank, which were
                                          evidenced by a "Series 5 Note," were
                                          paid in full on January 1, 2000.

Number of lenders:                        See above.

Terms of repayment:                       Amount: See below.
                                          Period: Semi-annually.

       Series 1 Note
       -------------
(Installments are for interest only during the first fourteen years, and thereafter are combined payments of principal and interest. Amounts listed are approximate and assume a 5.00 percent per annum interest rate throughout the term of the Series 1 Note)

       Date                                Amount
       ----                                ------
       7/1/1992                            $ 204,000.00
       1/1/1993                              204,000.00
       7/1/1993                              204,000.00
       1/1/1994                              204,000.00
       7/1/1994                              204,000.00
       1/1/1995                              204,000.00
       7/1/1995                              204,000.00
       1/1/1996                              204,000.00
       7/1/1996                              204,000.00
       1/1/1997                              204,000.00
       7/1/1997                              204,000.00
       1/1/1998                              204,000.00
       7/1/1998                              204,000.00
       1/1/1999                              204,000.00
       7/1/1999                              204,000.00
       1/1/2000                              204,000.00
       7/1/2000                              204,000.00
       1/1/2001                              204,000.00
       7/1/2001                              204,000.00
       1/1/2002                              204,000.00
       7/1/2002                              204,000.00
       1/1/2003                              204,000.00
       7/1/2003                              204,000.00
       1/1/2004                              204,000.00
       7/1/2004                              204,000.00
       1/1/2005                              204,000.00
       7/1/2005                              204,000.00
       1/1/2006                              852,000.00
       7/1/2006                              867,800.00
       1/1/2007                              886,800.00
       7/1/2007                              904,900.00
       1/1/2008                              926,100.00
       7/1/2008                              942,300.00
       1/1/2009                              961,600.00
       7/1/2009                              983,900.00
       1/1/2010                            1,009,100.00
       7/1/2010                            1,029,100.00

Date executed:  July 26, 2002



Signature of holder of legal title:

                                             THE BANK OF NEW YORK



                                             By: /s/ Timothy J. Shea
                                                --------------------------------
                                                Title:  Assistant Treasurer



Signature of holder of beneficial interest:

                                             IEA-TRI, LLC



                                             By: /s/ Daniel Hill
                                                --------------------------------
                                                Title:  Vice President